SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Hycroft Mining Holding Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44862P109

(CUSIP Number)

Jason Mudrick Mudrick Capital Management, L.P. 527 Madison Avenue, 6th Floor New York, New York 10022 (646) 747-9500

with a copy to:
Jaclyn L. Cohen, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Jason Mudrick
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 37,703,375*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 37,703,375*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,703,375*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%**
(14)	TYPE OF REPORTING PERSON IN

*         Reflects beneficial ownership as the sole member of each of Mudrick Capital GP, the general partner of Mudrick Capital; Mudrick Drawdown Fund GP, the general partner of Mudrick Drawdown Fund; Mudrick Drawdown Fund II GP, the general partner of Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC; and Mudrick GP, the general partner of Mudrick Opportunity Fund.

**       The calculation is based on 120,558,404 shares of HYMC Common Stock (as defined herein) outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, based on information provided by the Company, and (ii) 13,308,529 warrants in the aggregate directly held by certain of the Mudrick Funds, which are exercisable into 13,308,529 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 37,703,375*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 37,703,375*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,703,375*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%**
(14)	TYPE OF REPORTING PERSON IA

*          Reflects beneficial ownership as the investment manager of the Mudrick Funds.

**       The calculation is based on 120,558,404 shares of HYMC Common Stock (as defined herein) outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, based on information provided by the Company, and (ii) 13,308,529 warrants in the aggregate directly held by certain of the Mudrick Funds, which are exercisable into 13,308,529 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 37,703,375*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 37,703,375*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,703,375*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%**
(14)	TYPE OF REPORTING PERSON OO

*          Reflects beneficial ownership as the general partner of Mudrick Capital (as defined herein).

**       The calculation is based on 120,558,404 shares of HYMC Common Stock (as defined herein) outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, based on information provided by the Company, and (ii) 13,308,529 warrants in the aggregate directly held by certain of the Mudrick Funds, which are exercisable into 13,308,529 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Fund Global, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 14,692,949*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 14,692,949*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,692,949*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%**
(14)	TYPE OF REPORTING PERSON PN

*          Reflects (i) 10,088,745 shares of HYMC Common Stock and (ii) 4,604,204 shares of HYMC Common Stock issuable upon the exercise of 4,604,204 warrants.

**       The calculation is based on 111,854,079 shares of HYMC Common Stock outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided by the Company, and (ii) 4,604,204 warrants exercisable into 4,604,204 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 14,692,949*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 14,692,949*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,692,949*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%**
(14)	TYPE OF REPORTING PERSON OO

*          Reflects beneficial ownership as the general partner of Mudrick Opportunity Fund.

**       The calculation is based on 111,854,079 shares of HYMC Common Stock outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided by the Company, and (ii) 4,604,204 warrants exercisable into 4,604,204 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 4,127,487 *
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 4,127,487 *
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,127,487 *
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%**
(14)	TYPE OF REPORTING PERSON PN

*          Reflects (i) 2,596,564 shares of HYMC Common Stock and (ii) 1,530,893 shares of HYMC Common Stock issuable upon the exercise of 1,530,893 warrants.

**       The calculation is based on 108,780,768 shares of HYMC Common Stock outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided by the Company, and (ii) 1,530,893 warrants exercisable into 1,530,893 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 4,127,487*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 4,127,487*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,127,487*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%**
(14)	TYPE OF REPORTING PERSON OO

*          Reflects beneficial ownership as the general partner of Mudrick Drawdown Fund.

**       The calculation is based on 108,780,768 shares of HYMC Common Stock outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided by the Company, and (ii) 1,530,893 warrants exercisable into 1,530,893 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,876,175*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,876,175*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,876,175*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%**
(14)	TYPE OF REPORTING PERSON PN

*          Reflects (i) 2,158,702 shares of HYMC Common Stock and (ii) 1,717,473 shares of HYMC Common Stock issuable upon the exercise of 1,717,473 warrants.

**       The calculation is based on 108,967,348 shares of HYMC Common Stock outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided by the Company, and (ii) 1,717,473 warrants exercisable into 1,717,473 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,245,239 *
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,245,239 *
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,239 *
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%**
(14)	TYPE OF REPORTING PERSON PN

*          Reflects (i) 622,990 shares of HYMC Common Stock and (ii) 622,249 shares of HYMC Common Stock issuable upon the exercise of 622,249 warrants.

**       The calculation is based on 107,872,124 shares of HYMC Common Stock outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided by the Company, and (ii) 622,249 warrants exercisable into 622,249 shares of HYMC Common Stock.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,121,414 *
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,121,414 *
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,121,414 *
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%**
(14)	TYPE OF REPORTING PERSON OO

*          Reflects beneficial ownership as the general partner of Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC.

**       The calculation is based on 109,589,597 shares of HYMC Common Stock outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided by the Company, and (ii) 2,339,722 warrants exercisable into 2,339,722 shares of HYMC Common Stock.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed by the Reporting Persons on June 8, 2020, as amended by that certain amendment No. 1 (“Amendment No. 1”) to Schedule 13D filed by the Reporting Persons on June 1, 2021, that certain amendment No. 2 (“Amendment No. 2”) to Schedule 13D filed by the Reporting Persons on June 10, 2021, and that certain amendment No. 3 (“Amendment No. 3”) to Schedule 13D filed by the Reporting Persons on November 12, 2021, and relates to the shares of Class A common stock, par value $0.0001 per share (the “HYMC Common Stock”), of Hycroft Mining Holding Corporation, a Delaware corporation (formerly known as Mudrick Capital Acquisition Corporation, the “Company” or “HYMC” or, prior to the business combination as described in the Schedule 13D, “MUDS”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3.

Explanatory Note: This Amendment No. 4 is filed not as a result of any transaction by the Reporting Persons, but rather due to a reduction in the percentage of the HYMC Common Stock beneficially owned by the Reporting Persons from an increase in the number of shares of HYMC Common Stock outstanding, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on March 15, 2022, as a result of issuances by the Company of shares of Class A Common Stock to parties other than the Reporting Persons.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Statement is being jointly filed by:

(i)       Jason Mudrick, as: the sole member of each of Mudrick Capital GP, the general partner of Mudrick Capital; Mudrick Drawdown Fund GP, the general partner of Mudrick Drawdown Fund; Mudrick Drawdown Fund II GP, the general partner of Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC; and Mudrick GP, the general partner of Mudrick Opportunity Fund (in each case, as defined herein);

(ii)       Mudrick Capital Management, L.P., a Delaware limited partnership (“Mudrick Capital”), as the investment manager to certain accounts managed by Mudrick Capital (the “Managed Accounts”);

(iii)       Mudrick Capital Management, LLC, a Delaware limited liability company (“Mudrick Capital GP”), as the general partner of Mudrick Capital;

(iv)       Mudrick Distressed Opportunity Fund Global, L.P., a Cayman Islands limited partnership (“Mudrick Opportunity Fund”), with respect to the shares of HYMC Common Stock it beneficially owns directly;

(v)       Mudrick GP, LLC, a Delaware limited liability company (“Mudrick GP”), as the general partner of Mudrick Opportunity Fund;

(vi)       Mudrick Distressed Opportunity Drawdown Fund, L.P., a Delaware limited partnership (“Mudrick Drawdown Fund”), with respect to the shares of HYMC Common Stock it beneficially owns directly;

(vii)       Mudrick Distressed Opportunity Drawdown Fund GP, LLC, a Delaware limited liability company (“Mudrick Drawdown Fund GP”), as the general partner of Mudrick Drawdown Fund;

(viii)       Mudrick Distressed Opportunity Drawdown Fund II, L.P., a Delaware limited partnership (“Mudrick Drawdown Fund II”), with respect to the shares of HYMC Common Stock it beneficially owns directly;

(ix)       Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., a Delaware limited partnership (“Mudrick Drawdown Fund II SC”; and, together with Mudrick Drawdown Fund II and the Initial Mudrick Subscribers, the “Mudrick Funds”), with respect to the shares of HYMC Common Stock it beneficially owns directly; and

(x)        Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, a Delaware limited liability company (“Mudrick Drawdown Fund II GP”), as the general partner of Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The business address of each Reporting Person and each other person identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is 527 Madison Avenue, 6th Floor, New York, NY 10022.

(c) The principal business of each of the Mudrick Funds is investing in securities. The principal business of Mudrick Capital is acting as the investment manager to the Managed Accounts. The principal business of Mudrick Capital GP is acting as the general partner of Mudrick Capital. The principal business of Mudrick GP is acting as the general partner of Mudrick Opportunity Fund. The principal business of Mudrick Drawdown Fund GP is acting as the general partner of Mudrick Drawdown Fund. The principal business of Mudrick Drawdown Fund II GP is acting as the general partner of Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC. The principal occupation of Mr. Mudrick is serving as the sole member of each of Mudrick Capital GP, Mudrick Drawdown Fund GP, Mudrick Drawdown Fund II GP and Mudrick GP.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Mudrick is a citizen of the United States of America.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 4 are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of March 15, 2022, assuming that the warrants beneficially owned by the Reporting Persons, are exercisable or converted, as applicable, as of such date.

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 37,703,375 shares of HYMC Common Stock, including 13,308,529 shares of HYMC Common Stock issuable upon the exercise of warrants, which constitutes approximately 31.3% of the outstanding shares of HYMC Common Stock, calculated in accordance with Rule 13d-3 under the Act (based on 120,558,404 shares of HYMC Common Stock outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided to the Reporting Persons by the Company, and (ii) 13,308,529 warrants held collectively by certain of the Mudrick Funds as described herein, which are exercisable into 13,308,529 shares of HYMC Common Stock). The filing of this Amendment No. 4 shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Mudrick Opportunity Fund may be deemed to beneficially own 10,088,745 shares of HYMC Common Stock and 4,604,204 shares of HYMC Common Stock issuable upon the exercise of 4,604,204 warrants, which represents approximately 13.1% of the outstanding shares of HYMC Common Stock (based on 111,854,079 shares of HYMC Common Stock outstanding, which includes (i) the 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided to the Reporting Persons by the Company, and (ii) 4,604,204 warrants exercisable into 4,604,204 shares of HYMC Common Stock).

Mudrick GP may be deemed to beneficially own 10,088,745 shares of HYMC Common Stock and 4,604,204 shares of HYMC Common Stock issuable upon the exercise of 4,604,204 warrants, which represents approximately 13.1% of the outstanding shares of HYMC Common Stock (based on 111,854,079 shares of HYMC Common Stock outstanding, which includes (i) the 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided to the Reporting Persons by the Company, and (ii) 4,604,204 warrants exercisable into 4,604,204 shares of HYMC Common Stock).

Mudrick Drawdown Fund and Mudrick Drawdown Fund GP may be deemed to beneficially own 2,596,594 shares of HYMC Common Stock and 1,530,893 shares of HYMC Common Stock issuable upon the exercise of 1,530,893 warrants, which represents approximately 3.8% of the outstanding shares of HYMC Common Stock (based on 108,780,768 shares of HYMC Common Stock outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided to the Reporting Persons by the Company, and (ii) 1,530,893 warrants exercisable into 1,530,893 shares of HYMC Common Stock).

Mudrick Drawdown Fund II may be deemed to beneficially own 2,158,702 shares of HYMC Common Stock and 1,717,473 shares of HYMC Common Stock issuable upon the exercise of 1,717,473 warrants, which represents approximately 3.6% of the outstanding shares of HYMC Common Stock (based on 108,967,348 shares of HYMC Common Stock outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided to the Reporting Persons by the Company, and (ii) 1,717,473 warrants exercisable into 1,717,473 shares of HYMC Common Stock).

Mudrick Drawdown Fund II SC may be deemed to beneficially own 622,990 shares of HYMC Common Stock and 622,249 shares of HYMC Common Stock issuable upon the exercise of 622,249 warrants, which represents approximately 1.2% of the outstanding shares of HYMC Common Stock (based on 107,872,124 shares of HYMC Common Stock outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided to the Reporting Persons by the Company, and (ii) 622,249 warrants exercisable into 622,249 shares of HYMC Common Stock).

Mudrick Drawdown Fund II GP may be deemed to beneficially own 2,781,692 shares of HYMC Common Stock and 2,339,722 shares of HYMC Common Stock issuable upon the exercise of 2,339,722 warrants, which represents approximately 4.7% of the outstanding shares of HYMC Common Stock (based on 109,589,597 shares of HYMC Common Stock outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided to the Reporting Persons by the Company, and (ii) 2,339,722 warrants exercisable into 2,339,722 shares of HYMC Common Stock).

Each of Mr. Mudrick, Mudrick Capital and Mudrick Capital GP may be deemed to beneficially own an aggregate of 24,394,846 shares of HYMC Common Stock and 13,308,529 shares of HYMC Common Stock warrants, which constitutes approximately 31.3% of the outstanding shares of HYMC Common Stock (based on 120,558,404 shares of HYMC Common Stock outstanding, which includes (i) 107,249,875 shares of HYMC Common Stock outstanding as of March 15, 2022, as provided to the Reporting Persons by the Company, and (ii) 13,308,529 warrants held collectively by certain of the Mudrick Funds as described herein, which are exercisable into 13,308,529 shares of HYMC Common Stock).

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The filing of this Amendment No. 4 shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of shares of HYMC Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows 7 through 10 of the cover pages hereof.

(c) The Reporting Persons have not effected any transactions in securities of the Company during the past 60 days.

(d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Certain of the Reporting Persons own promissory notes of the Company (the “Subordinated Notes”), which are secured, subordinate in priority to certain senior debt obligations of the Company and bear interest at a rate of 10% per annum, payable in kind on a quarterly basis. Effective as of March 15, 2022, the maturity date of the Subordinated Notes was extended from December 1, 2025 to December 1, 2027.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2022

JASon Mudrick

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick

Mudrick Capital Management, L.P.

By: Mudrick Capital Management, LLC its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Capital Management, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

MUDRICK GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund, L.P.

By: Mudrick Distressed Opportunity Drawdown Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II, L.P.

By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund GP II, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title	Sole Member